Exhibit 21

SUBSIDIARIES OF OVERSEAS PARTNERS LTD.

Entity	Jurisdiction of Incorporation
Overseas Partners Re Ltd.	Bermuda
Overseas Partners Assurance Ltd.	Bermuda
OPL Group Investment Ltd	Bermuda
Overseas Partners Credit, Inc.	Cayman Islands
Overseas Partners Capital Corp.	Delaware
Copley One LLC.	Massachusetts
Overseas Partners Capital Massachusetts Business Trust	Massachusetts
Copley One Business Trust	Massachusetts
KMS II Realty Limited Partnership	Delaware
OPL Funding Corp.	Delaware
Overseas Capital Co.	Delaware
Overseas Capital LLC	Delaware
Overseas Capital Business Trust	Massachusetts
Overseas Management, Inc	Massachusetts
Overseas Partners (333), Inc.	Illinois
Overseas Partners Capital (Illinois), Inc.	Delaware
Overseas Partners (Madison Plaza) LLC	Illinois
Overseas Partners US Holding Company	Delaware
Overseas Partners US Reinsurance Company	Delaware
OP-US Consulting, Inc.	Pennsylvania
OP Re Ireland Holdings Limited	Ireland
OP Re Ireland Limited	Ireland